Ronit Fischer Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4816 Main 212.407.4000 Fax 646.619.4967 rfischer@loeb.com

June 11, 2009

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         TransTech Services Partners Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2009
File No. 0-52657

Dear Ms. Long:

On behalf of our client, TransTech Services Partners Inc, a Delaware corporation (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

The Company is also furnishing the Commission’s staff (“Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith. The Proxy Statement responds to the comments set forth in the Staff’s letter dated May 29, 2009 (“Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

1.
The EDGAR header tag used to identify the preliminary proxy statement is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to the election of directors nominated by Opportunity Partners. The correct EDGAR header tag is PREC14A, not PRE14A. Please contact the SEC’s Filer Support Branch at 202–551–8900 to enquire if this header tag can be retroactively corrected. In addition, please confirm the next amendment proxy statement filing will bear the correct EDGAR header tag PREC14A.

In accordance with instructions from the Commission, we  have sent a letter to the Commission, requesting that the Edgar header tag be changed since at the time of the filing by the Company an opposition proxy had been filed.  Since the date of the Company’s filing of its preliminary proxy, the Company entered into a Settlement Agreement dated June 4, 2009 (“Settlement Agreement”) with Opportunity Partners LP (“OPLP”) and in connection therewith OPLP has agreed to terminate its proxy solicitation.  On June 8, 2009, Bulldog Investors, Phillip Goldstein and Andrew Dakos filed a Schedule 13D/A reflecting the fact that they have abandoned their proxy solicitation.   Accordingly, the revised Proxy Statement has been filed under the EDGAR header tag PRE14A.

Ms. Pamela Long June 11, 2009 Page 2

2.
We note that you have been ordered by the Delaware courts hold a meeting to elect directors no later than June 8, 2009. Please revise to include the record and meeting dates. In addition, please advise us as to how you are complying with the notice provisions under state law and how you are providing sufficient time to disseminate the proxy statement and for security holders to consider the information and return the proxy card before the meeting date.

The Delaware Chancery Court has issued an order (a copy of which is attached hereto) modifying its earlier order to allow the Company to hold its annual meeting on June 30, 2009, subject to SEC clearance of the preliminary proxy.  Accordingly, the Company is in a position to comply with state notice provisions.

3.
In an appropriate location, please identify the participants in the solicitation. Please refer to Instruction 3 to Item 4 of Schedule 14A. In addition, please revise to include all of the information required by Item 5(b) of Schedule 14A with respect to each participant.

The disclosure has been revised in accordance with the Staff’s comments in the Section entitled “Proxies and Proxy Solicitation Costs.”  As a result of the Settlement Agreement, there is no longer a opposition proxy and accordingly Item 5(b) of Schedule 14A is not applicable.

4.
Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a–6(c)(1). In addition, please revise throughout your document to indicate the color of your proxy card.

The disclosure has been revised to indicate that the proxy statement and form of proxy are preliminary copies and the color of the card.

5.
Please note that Item 14 of Schedule 14A applies to proxy statement relating to liquidations and dissolutions. As such, please amend your proxy statements to include all of this information, including a summary term sheet, disclosure as to regulatory approvals, financial data and company information.

The disclosure has been revised in accordance with the Staff’s comments.  The Company will be using the Q&A as its summary term sheet (please refer to Comment 7 below).  Please note that the Company is not required to provide financial data as it qualifies as a smaller reporting company.

Ms. Pamela Long June 11, 2009 Page 3

6.
Please include prominent disclosures in your term sheet highlighting the differences in the consideration to be received, rights, obligations, benefits and detriments to stockholders, the founders and any other interested parties under each of the alternative proposals (Continuation verses Dissolution). Currently, your proxy statement does not appear to contain clear comparative information that would assist stockholders in making their decision whether to vote for Continuation or Dissolution.

The disclosure has been revised in accordance with the Staff’s comments.  In addition, a comparative chart has been included on pages 21-22 of the Proxy Statement to assist stockholders in their decision making process.  We note that the Company now intends to distribute the funds in the Trust Account as soon as practicable after the stockholder meeting whether the Distribution or Dissolution Proposal is adopted.

Questions and Answers About the Proposals, Page 7

7.
If you intend to use this Q&A as your summary term sheet, please ensure that it complies with Item 1001 of Regulation M–A, including cross-references to more detailed disclosure in the proxy statement.

The disclosure has been revised in accordance with the Staff’s comments.

8.
Much of the Q&A appears to focus on the Continuation Proposal without parallel disclosures about the Dissolution Proposal. Please revise to disclosure here and elsewhere in your document to address how various items relate to the Dissolution Proposal. For example, explain what stockholders will receive under the Dissolution Proposal, disclose whether they have dissenters rights, and explain what will happen if the Dissolution Proposal is not approved.

The disclosure has been revised in accordance with the Staff’s comments.

Who is paying for this proxy solicitation, Page 12

9.
We note that proxy may be solicited by mail, “in person, by telephone, or by other means of communication.” (Emphasis added). Please revise to describe all methods that you plan to employ in order to solicit proxies.

We have deleted the reference to “other communication” as there is none for this solicitation and with this deletion the proxy describes all methods of solicitation.

10.
Please be advised that all written solicitation materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a–12(b).

We note the Staff’s comments and, if applicable, will file such documents accordingly.

Abstentions and Broker Non–Voters, Page 14

11.
We note that you state that a failure to vote will have the effect of a vote against each of the proposals. Please revise to clarify whether you are referring to both abstentions and broker non-votes as having the effect of a vote against a proposal. Refer to Item 21(b) of Schedule 14A.

The disclosure has been revised in accordance with the Staff’s comments.

Ms. Pamela Long June 11, 2009 Page 4

Proxy and Proxy Solicitation Costs, Page 15

12.	Please revise to include the total amount estimated to be spent and total expenditures to date. Refer to Item 4(b)(4) and Instruction I to Item 4 of Schedule 14A.

The disclosure has been made in light of the fact that this is no longer a solicitation subject to Rule 14a-12(c).

13.
We note that MacKenzie Partners is your proxy solicitor. Please revise to include all of the information required by Item 4(b)(3) of Schedule 14A. In addition, please revise to clarify the contingency related to the contingent fee of $10,000.

The disclosure on page 16 has been revised in accordance with the Staff’s comments to clarify that the fee is more appropriately called a “success” based upon the successful passage of the Continuation Proposals and the election of directors. The disclosure has been made in light of the fact that this is no longer a solicitation subject to Rule 14a-12(c).

Proposal 1 – Charter Amendment Proposal, page 22

14.
We understand that the alternative proposals for which you are soliciting proxies are the Continuation Proposals (made up of the Charter Amendment Proposal and the Distribution Proposal) and the Dissolution Proposal. However, disclosure in bold–faced type on page 24 suggests that the alternatives are the Charter Amendment Proposal and the Dissolution Proposal. Please revise to clarify.

The disclosures on page 24 has been revised in accordance with the Staff’s comments.

Proposal 3 – Election of Directors, page 26

15.	Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a–4(d)(4).

The disclosure on page 27 has been revised in accordance with the Staff’s comments.

Proposal 4 – The Dissolution and Plan of Distribution, page 35

16.
We note that approval of the Dissolution is contingent upon the Continuation Proposals not being approved. Please revise the proxy statement and proxy card to describe how security holders may properly indicate a vote only for the Dissolution Proposal and against the Charter Amendment Proposal and against the Distribution Proposal.

The proxy statement and the proxy card has been revised in accordance with the Staff’s comments.

Ms. Pamela Long June 11, 2009 Page 5

17.
We note that your disclosure on page 36 that you expect to pay the Company’s liabilities in full “or in a reduced amount agreed to by the relevant creditor”. Please explain supplementally, with a view towards disclosure, the basis upon which any creditor would agree to reduce amounts owed.

A creditor may determine that it would be more cost effective and expeditious to settle a claim as opposed to having to litigate the claim.

18.
Please discuss the amount per share that stockholders would be likely to receive in liquidation. Please disclose any assumptions you make about the amount of expenses related to the dissolution, amounts you owe to creditors, any indemnification from your sponsors and funds available to you from the Trust Account and outside of the Trust Account, as well as the amount of securities with respect to which liquidation distributions would be made.

The disclosure on pages 18 and 37 have been revised in accordance with the Staff’s comments.

Beneficial Ownership of Securities, page 39.

19.
We note your statement that Messrs. Rajpal and Singh “may be deemed” to be your parent, founder and promoter. We believe that, as defined in Rule 405 of Regulation C, Messrs. Rajpal and Singh are promoters and should be clearly identified as such.

The disclosure has been revised in accordance with the Staff’s comments.

Form of Proxy

20.
We note that you state that if no directions are given, the proxy will be voted for each proposal; however, in your notice to stockholders you indicate that if the proxy card is returned without any indication of how to vote, it will be treated as a vote for proposals 1, 2, 3 and 5 but against proposal 4. Please revise to reconcile this discrepancy.

The disclosure has been revised in accordance with the Staff’s comments.

21.
Please revise to state whether any matters are conditioned on the approval of other matters. Refer to 14a–4(a)(3). We note it appears that the Distribution Proposal is conditioned on the approval of the Charter Amendment Proposal.

The disclosure has been revised in accordance with the Staff’s comments.

Under separate cover attached hereto, the Company is filing a letter acknowledging that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Pamela Long June 11, 2009 Page 6

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ronit Fischer

Senior Counsel

Enclosure

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

OPPORTUNITY PARTNERS L.P.,	)	
	)	
Petitioner,	)	
	)	C.A. No. 4340-VCP
v.	)	
	)	
TRANSTECH SERVICE PARTNERS INC.,	)	
	)	
Respondent.	)	
	)	
	)	

ORDER

The Court, having considered the joint submission of the parties, hereby ORDERS that:

A. The Court's April 9, 2009 oral Order and April 14, 2009 Order shall be modified in the following respects:

(1) A special or annual meeting of stockholders for the election of directors of TransTech Service Partners, Inc. (the "Company") and to vote on the dissolution of the Company in the manner contemplated by Delaware law, shall held on June 30, 2009 (the "Meeting"), subject to receipt of clearance from the Securities and Exchange Commission of the Company's definitive proxy statement with respect to such Meeting; and

(2) The record date for the Meeting shall be set for a date no later than June 20, 2009.

(3) Pursuant to the settlement agreement among the parties, TransTech shall pay to Petitioner Opportunity Partners L.P., from the proceeds in the Trust Account (as defined in that certain Investment Management Trust Agreement by and between the

DEL86270514 v1

Company and Continental Stock Transfer & Trust Company, as trustee), reimbursement of attorneys' fees and proxy solicitation expenses actually incurred by Opportunity Partners L.P. in the aggregate amount of $50,000.

SO ORDERED this ___ day of ________, 2009

____
Vice Chancellor Donald F. Parsons, Jr.

DEL86270514 v1

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action
Judge:	Donald F Parsons
File & Serve Transaction ID:	25516302
Current Date:	Jun 05, 2009
Case Name:	Opportunity Partners LP vs Transtech Service Partners Inc
Court Authorizer:	Donald F Parsons

/s/ Judge Donald F Parsons

Transtech Services Partners, Inc.
445 Fifth Avenue, Suite 30H
New York, NY, 10016

June 8, 2009

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TransTech Services Partners Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2009
File No. 0-52657

Dear Ms. Long:

TransTech Services Partners Inc, a Delaware corporation (the “Company”), filed a preliminary proxy statement on Schedule 14A (File No. 0-52657) (the “Proxy Statement”) on May 22, 2009, and it received a comment letter from the staff of the Division of Corporation Finance dated May 29, 2009.  The Company hereby acknowledges the following:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing of the Proxy Statement;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of the proxy statement; and

3.	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TRANSTECH SERVICES PARTNERS INC. Suresh Rajpal_________________ Suresh Rajpal Chairman of the Board, President and Chief Executive Officer